SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

(Amendment No. 15)

American Apparel, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Jeffrey Soza, Esq.

Glaser Weil Fink Howard Avchen & Shapiro, LLP

10250 Constellation Blvd., 19th Floor

Los Angeles, California 90067

(310) 553-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 023850 100

1.	Names of Reporting Persons. Dov Charney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 74,560,813

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 74,560,813

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,560,813

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ (see Item 5)

13.	Percent of Class Represented by Amount in Row 11 42.98%

14.	Type of Reporting Person (See Instructions) IN

With respect to shared voting and shared dispositive power, see (i) the terms of the Cooperation Agreement dated July 9, 2014 between the reporting person and Standard General, L.P., on behalf of one or more of its funds, filed as an Exhibit A hereto, and (ii) the terms of the Nomination, Standstill and Support Agreement dated July 9, 2014 among the reporting person, the Issuer and the other parties named therein, filed as Exhibit 10.1 to the Form 8-K filed by the Issuer on July 9, 2014.

This Amendment No. 15 (“Amendment No. 15”) amends and supplements the Schedule 13D, dated December 12, 2007 and filed by Dov Charney (“Charney” or the “reporting person”) with the Securities and Exchange Commission (the “SEC”) on December 26, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, as filed by the reporting person with the SEC on March 23, 2009 (“Amendment No. 1”), Amendment No. 2 thereto, as filed by the reporting person with the SEC on April 16, 2009 (“Amendment No. 2”), Amendment No. 3 thereto, as filed by the reporting person with the SEC on December 7, 2010 (“Amendment No. 3”), Amendment No. 4 thereto, as filed by the reporting person with the SEC on March 1, 2011 (“Amendment No. 4”), Amendment No. 5 thereto, as filed by the reporting person with the SEC on March 28, 2011 (“Amendment No. 5”), Amendment No. 6 thereto, as filed by the reporting person with the SEC on April 29, 2011 (“Amendment No. 6”), Amendment No. 7 thereto, as filed by the reporting person with the SEC on July 11, 2011 (“Amendment No. 7”), Amendment No. 8 thereto, as filed by the reporting person with the SEC on April 1, 2013 (“Amendment No. 8”), Amendment No. 9 thereto, as filed by the reporting person with the SEC on June 27, 2013 (“Amendment No. 9”), Amendment No. 10 thereto, as filed by the reporting person with the SEC on July 5, 2013 (“Amendment No. 10”), Amendment No. 11 thereto, as filed by the reporting person with the SEC on May 29, 2014 (“Amendment No. 11”), Amendment No. 12 thereto, as filed by the reporting person on June 23, 2014 (“Amendment No. 12”), Amendment No. 13 thereto, filed by the reporting person on June 27, 2014 (Amendment No. 13”) and Amendment No. 14 thereto, as filed by the reporting person on July 1, 2014 (“Amendment No. 14” and the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14 are collectively referred to herein as the “Schedule 13D”), with respect to the common stock, value $0.0001 per share (the “Common Stock”), of American Apparel, Inc., a Delaware corporation (the “Company” or the “Issuer”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.                                 Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows.

On July 9, 2014, Mr. Charney, Standard General L.P. (“SG”), Standard General Master Fund LP, and P STANDARD GENERAL Ltd. (collectively, the “Standard General Group”) and the Company entered into a Nomination, Standstill and Support Agreement (the “Support Agreement”) which provides, among other things:

1.                          Corporate Governance

a.              The Support Agreement provides that five of the seven current members of the Board will resign effective ten (10) days following the Company’s filing of an Information Statement on Schedule 14f-1 with the Securities and Exchange Commission.  Allan Mayer and David Danziger will remain as independent directors and Co-Chairman of the Board.  Immediately after such resignations, Messrs. Mayer and Danziger will appoint the following individuals to fill the vacancies on the Board: one individual designated by SG to the Company to serve as a Class A director of the Company (the “Class A Designee”), two other individuals designated by SG to the Company to serve as Class B directors of the Company (the “Class B Designees” and, together with the Class A Designee, the “Standard General Designees”) and two other individuals mutually agreed between SG and the Company to serve as Class C directors of the Company (the “Joint Designees” and together with the Standard General Designees, the “New Board Designees”).

b.              Each of the New Board Designees (other than the Class A Designee) is expected (i) to qualify an independent director under the rules of the NYSE MKT LLC, (ii) not to be affiliated with or have any material relationship with SG and (iii) not to be affiliated with or have any material relationship with Mr. Charney.  In addition, Mr. Charney will not serve as a Board member or be nominated by the Company or SG as a Board member.

c.               The Company agreed to amend and restate its bylaws to the form adopted on October 1, 2010, except that the number of directors will be fixed at nine (9).

d.              The Support Agreement provides that no single individual will serve as both Chairman of the Board and Chief Executive Officer of the Company and that the Chairman of the Board will be an independent director.

2.              Investigation:

a.              The Support Agreement provides that the Company will form a new committee of independent directors (the “Suitability Committee”) of the Board for the purpose of overseeing the investigation into alleged misconduct by Mr. Charney (the “Investigation”).  The Suitability Committee will consist of David Danziger, one Standard General Designee and one Joint Designee.  Based on the findings of such Investigation, the Suitability Committee will determine if it is appropriate for Mr. Charney to be reinstated as CEO of the Company or serve as any officer or employee of the Company or any of its subsidiaries.  Mr. Charney agrees in the Support Agreement not to interfere with or attempt to influence the outcome of the Investigation, or access the Company’s computer systems.

b.              Until the Suitability Committee makes its final determination, Mr. Charney will serve as a consultant to the Company and will be entitled to receive his base salary.  Mr. Charney will have no supervisory authority over any employees of the Company.

c.               Mr. Charney agreed, without prejudice to any claim for damages relating to allegations of wrongful dismissal, to stay the pending arbitration proceeding relating thereto until the Suitability Committee makes its final determination.

3.              Standstill:  Among other things, the Standard General Group agreed not to, until the completion of the 2015 Annual Meeting of Stockholders, purchase or acquire any additional beneficial ownership of shares of the Company’s Common Stock, solicit proxies or consents with respect to the Common Stock, form or join any group with respect to the Common Stock, present any proposal at a special meeting of stockholders or through action by written consent, seek the removal of any director or propose any nominee for election to the Board or grant any proxy or consent with respect to other matters.  Furthermore, until the completion of the 2015 Annual Meeting of Stockholders, the Standard General Group agreed not to effect or seek to effect any extraordinary corporate transaction, business combination, amendment to the Company’s governance documents or certain other activities.  Mr. Charney has withdrawn his request for a special meeting of stockholders.

4.              Releases:  The parties agreed to certain releases of claims.

5.              Capital Support:  SG has committed to provide or cause to be provided additional capital or other financial support to the Company in an aggregate amount up to Twenty-Five Million Dollars ($25,000,000), (i) to the extent necessary to permit the Issuer to repay amounts due under the Lion Loan Agreement and related matters, and (ii) for any such other purposes as the new Board may determine are appropriate.  Any such capital or financial support to be provided on market terms reasonably agreed by SG and the Company unless SG accepts other terms.

6.              Rights Plan, Etc.:  The Company agreed to amend, prior to the execution of the Support Agreement, the existing Rights Agreement dated as of June 27, 2014 between the Company and Continental Stock Transfer & Trust Company to fix the final expiration of the rights to July 24, 2014 and to clarify that communications, agreements or any other actions taken by SG or Charney in connection with the negotiation or execution of the Support Agreement or the performance by SG and Charney of their obligations under the previous disclosed Letter Agreement dated June 25, 2014 between Charney and SG, on behalf of one or more of its funds arrangements have not caused and would not cause SG or Charney to become an “Acquiring Person” under the Rights Plan.  The Company also agreed to oppose any such claim asserted by a stockholder of the Issuer.

7.              Voting Control:  The Standard General Group has agreed through the 2015 annual meeting to vote any shares in excess of 33 1/3% of the outstanding shares in the same proportion as other stockholders; provided that Charney may vote his shares as may be necessary to comply with the Investment Voting Agreement dated March 13, 2009 between Charney and Lion Capital (Guernsey) II Limited.

8.              Company Philosophy:  SG has publicly affirmed its commitment to the Company’s sweatshop-free, “Made in the USA” manufacturing philosophy, maintaining the Company’s manufacturing headquarters in Los Angeles, and the Company’s tradition of passion, creativity, contrarian thinking, social responsibility, ethical business practices and fair treatment of employees.

The foregoing description is a summary of the Support Agreement and does not purport to be complete and is qualified in its entirety by reference to the terms of the entire Support Agreement, a copy of which has been filed by the Issuer as an Exhibit 10.1 to its Form 8-K filed by the Company on July 9, 2014 and incorporated herein by reference.

On July 9, 2014 Mr. Charney, and Standard General L.P., on behalf of one or more of its funds, entered into a Cooperation Agreement, which provides, among other things that neither Mr. Charney nor Standard General will vote the 74,650,813 shares of common stock beneficially owned by Mr. Charney except in a manner approved by the parties in writing, provided that Mr. Charney may vote certain of such shares in favor of his election to the Board and may vote all such shares pursuant to the Investment Voting Agreement dated March 13, 2009 between Charney and Lion Capital (Guernsey) II Limited.

The foregoing description is a summary of the Cooperation Agreement and does not purport to be complete and is qualified in its entirety by reference to the terms of the entire Cooperation Agreement.  A copy of the Cooperation Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

The information set forth in this Item 4 is subject to change and there can be no assurances that the discussions or activities described in this Item 4 will continue or occur or that Charney will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated herein by reference.

Item 7.                                 Exhibits.

Exhibit No.	Description

Exhibit A	Cooperation Agreement dated July 9, 2014 between Mr. Charney and Standard General, on behalf of one or more of its funds.

Exhibit B

Nomination, Standstill and Support Agreement dated July 9, 2015 by and among Mr. Charney, SG, Standard General Master Fund L.P., P STANDARD GENERAL Ltd. and the Company is incorporated hereby by reference to Exhibit 10.1 to the Form 8-K filed by the Company on July 9, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                       July 11, 2014

/s/ Dov Charney
Dov Charney